Valneva and Instituto Butantan Announce Initiation of a Pilot Vaccination Campaign in Brazil with Single-Shot Chikungunya Vaccine IXCHIQ®

Lyon (France), Sao Paulo, (Brazil), February 3, 2026 –Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company and Instituto Butantan, one of the world’s largest biomedical research centers, today announced the initiation of a Pilot Vaccination Strategy (PVS) in Brazil using Valneva’s single-shot chikungunya vaccine, IXCHIQ®. The pilot vaccination program will serve as the basis for post-marketing commitment studies evaluating the effectiveness and safety of IXCHIQ® in a real-world setting and generating real-world evidence in a large population.
The PVS, agreed between the Brazilian Ministry of Health (MoH) and Instituto Butantan, will be implemented in ten Brazilian municipalities strategically selected based on epidemiological and operational criteria in support of the PVS. In line with the current IXCHIQ® label in Brazil, adults aged 18 to 59 years will be invited to participate, with the objective of achieving 20% to 40% vaccine coverage within the target population. Valneva, through its partner Instituto Butantan, will donate up to 500,000 doses of IXCHIQ® to the Brazilian MoH, for use in the program. IXCHIQ® was granted marketing approval in Brazil in individuals 18 years of age and older by the Brazilian Health Regulatory Agency (ANVISA) in April 20251, marking the world’s first approval of a chikungunya vaccine in an endemic country.
Juan Carlos Jaramillo M.D., Chief Medical Officer of Valneva, said, “Contributing to this large-scale pilot vaccination strategy underscores our continued commitment to supporting global preparedness against the growing threat of chikungunya. With IXCHIQ® already available in several markets, generating robust real-world data in regions with active CHIKV transmission remains critical. This program is expected to provide additional evidence of the vaccine’s performance and further reinforce its public health value.”
Esper Kallas M.D., Ph.D., Director, Instituto Butantan, outlined the path towards the PVS, stating: "This program stems from a deeply rigorous scientific collaboration between Valneva, Instituto Butantan, and leading arbovirus experts. Through continuous engagement with the Ministry of Health, regional health secretaries, and ANVISA, I am confident that we have built a program that is both robust and regulatory-compliant. These combined efforts are expected to enable timely access to vaccination and reduce the significant public health burden posed by this arboviral disease."
The World Health Organization has called for urgent action to prevent a potential major chikungunya epidemic from sweeping the globe2. So far, Brazil has reported the highest number of chikungunya cases worldwide, with over one million cases between January 2019 and July 20243, including 263,502 cases in 2024 alone, which resulted in 246 deaths4.
1 2025_04_14_ANVISA_Approval_PR_EN_Final.pdf
2 Outbreak of Chikungunya Virus Poses Global Risk, Warns WHO : ScienceAlert
3 https://bluedot.global/vaccines-on-the-table-as-chikungunya-outbreak-intensifies-in-india/
4 Source: Brazilian Ministry of Health

Valneva and Instituto Butantan signed an agreement in January 20215 for the technology transfer of Valneva’s chikungunya vaccine to Instituto Butantan, which will develop, manufacture and commercialize the vaccine in Latin America. This collaboration falls within the framework of the funding agreement between Valneva and the Coalition for Epidemic Preparedness Innovations (CEPI), with support from the European Union6.
About Chikungunya
Chikungunya virus (CHIKV) is a mosquito-borne viral disease spread by the bites of infected Aedes mosquitoes which causes fever, severe joint and muscle pain, headache, nausea, fatigue and rash. Joint pain is often debilitating and can persist for weeks to years7. In 2004, the disease began to spread quickly, causing large-scale outbreaks around the world. Since the re-emergence of the virus, CHIKV has now been identified in over 110 countries in Asia, Africa, Europe and the Americas3. Between 2013 and 2023, more than 3.7 million cases were reported in the Americas8 and the economic impact is considered to be significant. The medical and economic burden is expected to grow with climate change as the mosquito vectors that transmit the disease continue to spread geographically. As such, the World Health Organization (WHO) has highlighted chikungunya as a major public health problem9.

About Valneva SE
We are a specialty vaccine company that develops, manufactures, and commercializes prophylactic vaccines for infectious diseases addressing unmet medical needs. We take a highly specialized and targeted approach, applying our deep expertise across multiple vaccine modalities, focused on providing either first-, best- or only-in-class vaccine solutions. We have a strong track record, having advanced multiple vaccines from early R&D to approvals, and currently market three proprietary travel vaccines. Revenues from our growing commercial business help fuel the continued advancement of our vaccine pipeline. This includes the only Lyme disease vaccine candidate in advanced clinical development, which is partnered with Pfizer, the world’s most clinically advanced tetravalent Shigella vaccine candidate, as well as vaccine candidates against other global public health threats. More information is available at www.valneva.com.
About Instituto Butantan
Instituto Butantan is the main producer of immunobiological products and vaccines in Brazil. Instituto Butantan carries out scientific missions domestically and abroad through the Pan American Health Organization, the World Health Organization, UNICEF and the United Nations. The Institute collaborates with other agencies of the São Paulo State Secretariat of Health and the Brazilian Ministry of Health for the improvement of overall health in Brazil. It acts in partnership with various universities and entities such as the Bill & Melinda Gates Foundation for the achievement of its institutional objectives. For more information please visit
5 Valneva and Instituto Butantan Sign Final Agreement on Single-Shot Chikungunya Vaccine for Low and Middle Income Countries - Valneva
6 CEPI awards up to US$23.4 million to Valneva for late-stage development of a single-dose chikungunya vaccine
7 Reemergence of Chikungunya Virus
8 Vaccine and Therapeutic Options To Control Chikungunya Virus
9 Geographical expansion of cases of dengue and chikungunya beyond the historical areas of transmission in the Region of the Americas (who.int)

the Institute website at www.butantan.gov.br or contact the press office at (+55 11) 2627-9606 / 9428 or email to imprensa@butantan.gov.br

About CEPI
CEPI was launched in 2017 as an innovative partnership between public, private, philanthropic and civil organizations. Its mission is to accelerate the development of vaccines and other biologic countermeasures against epidemic and pandemic disease threats and enable equitable access to them. CEPI has supported the development of more than 70 vaccine candidates or platform technologies against multiple known high-risk pathogens and is advancing the development of rapid response platforms for vaccines against a future Disease X. Central to CEPI’s pandemic-beating five-year plan for 2022-2026 is the ‘100 Days Mission’ to compress the time taken to develop safe, effective, globally accessible vaccines against new threats to just 100 days.
About Horizon Europe
Horizon Europe — #HorizonEU — is the European Union's flagship Research and Innovation programme, part of the EU-long-term Multiannual Financial Framework (MFF) with a budget of €95.5 billion to spend over a seven-year period (2021-2027).  Under Horizon Europe, health research will be supported with the aim of finding new ways to keep people healthy, prevent diseases, develop better diagnostics and more effective therapies, use personalized medicine approaches to improve healthcare and wellbeing, and take up innovative health technologies, such as digital ones.

Valneva Investor and Media Contacts Laetitia Bachelot-Fontaine VP Global Communications & European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelot-fontaine@valneva.com	Joshua Drumm, Ph.D. VP Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com

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